Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2020 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2020 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) in 4Q20 reached $1.2 billion and $6.1 billion in FY20.
•	Revenue was $104.9 million for 4Q20 and $511.5 million for FY20.
•	Adjusted Revenue(2) reached $137.2 million in 4Q20 and $723.4 million in FY20.
•	Operating Loss increased in 4Q20 and FY20 mainly due to non-cash one-off items, although we continued in our trajectory of narrowing down our Adjusted Operating Loss(3) in QoQ and YoY.
•	4Q20 was partially marked by weak consumer travel demand due to a challenging macroeconomic environment caused by the COVID-19 pandemic.

Gurugram, India and New York, June 26, 2020 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2020.

“MakeMyTrip entered the fiscal fourth quarter with continued focus on driving strong business growth coupled with narrowing of operating losses. However, our plans were disrupted by the unprecedented lockdown due to the COVID-19 pandemic starting to impact travel demand significantly from the month of March 2020 onwards.” said Deep Kalra, Group Executive Chairman. “As the crisis unfolded and lockdown was imposed across the country, we quickly pivoted our short term plans to focus on conserving cash by reducing our spends. Our response to the COVID-19 pandemic have allowed us to remain resilient during these challenging times.”

(in thousands except EPS)	Three months Ended March 31, 2019	Three months Ended March 31, 2020	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2019	Year Ended March 31, 2020	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$120,177	$104,946	-12.7%	-9.8%	$486,011	$511,529	5.3%	6.6%
Air Ticketing	$41,693	$35,845	-14.0%	-11.1%	$166,714	$174,361	4.6%	6.1%
Hotels and Packages	$58,182	$47,538	-18.3%	-15.7%	$237,524	$235,814	-0.7%	0.3%
Bus Ticketing	$12,139	$14,694	21.0%	24.8%	$53,745	$65,009	21.0%	22.7%
Others	$8,163	$6,869	-15.9%	-12.7%	$28,028	$36,345	29.7%	31.4%
Results from Operating Activities	$(30,981)	$(330,258)			$(152,940)	$(429,410)
Loss for the period	$(40,393)	$(338,611)			$(167,883)	$(447,517)
Diluted Loss per share	$(0.39)	$(3.20)			$(1.61)	$(4.26)
Financial Summary as per non-IFRS measures
Adjusted Revenue(2)	$163,349	$137,181	-16.0%	-13.0%	$673,424	$723,420	7.4%	8.9%
Air Ticketing	$62,474	$47,795	-23.5%	-20.7%	$234,153	$249,720	6.6%	8.2%
Hotels and Packages	$76,856	$65,377	-14.9%	-11.8%	$351,615	$360,116	2.4%	3.9%
Bus Ticketing	$15,576	$16,822	8.0%	11.5%	$58,825	$75,637	28.6%	30.5%
Others	$8,443	$7,187	-14.9%	-11.7%	$28,831	$37,947	31.6%	33.3%
Adjusted Operating Loss(3)	$(18,427)	$(10,315)			$(98,789)	$(69,859)
Adjusted Net Loss(4)	$(18,273)	$(18,342)			$(103,659)	$(86,509)
Adjusted Diluted Loss per share(4)	$(0.18)	$(0.17)			$(1.00)	$(0.82)
Operating Metrics
Gross Bookings(5)	$1,372,809	$1,206,677	-12.1%	-9.0%	$5,446,144	$6,093,735	11.9%	13.5%
Air Ticketing	$839,561	$692,112	-17.6%	-14.6%	$3,214,545	$3,581,267	11.4%	13.0%
Hotels and Packages	$338,966	$316,723	-6.6%	-3.2%	$1,515,464	$1,626,732	7.3%	8.8%
Bus Ticketing	$194,282	$197,842	1.8%	5.1%	$716,135	$885,736	23.7%	25.5%
Unit Metrics
Air Ticketing – Flight segments(8)	10,205	8,637	-15.4%		39,485	42,054	6.5%
Hotels and Packages – Room nights(7)	6,141	6,107	-0.6%		26,611	29,647	11.4%
Standalone Hotels – Online(6) – Room nights(7)	5,993	5,983	-0.2%		25,911	29,043	12.1%
Bus Ticketing – Travelled tickets	17,111	18,582	8.6%		61,464	78,582	27.9%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)

Results from operating activities excluding impairment of goodwill, employee share-based compensation costs, gain on disposal of an equity-accounted investee, amortization of acquisition related intangibles, merger and acquisitions related expenses and provision for litigations.

(4)

Profit (Loss) for the period excluding impairment of goodwill, employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisitions related expenses, share of (profit) loss of equity-accounted investees, gain on disposal of an equity-accounted investee, impairment in respect of an equity-accounted investee, net change in value of financial liability in business combination, income tax expense (benefit) and provision for litigations.

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(7)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(8)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (8) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Impact of the COVID-19 Pandemic

During the quarter ended March 31 2020, the COVID-19 pandemic and thereafter various measures taken by government’s globally and particularly in India, including lockdowns, travel restrictions and quarantine requirements, have had a significant negative impact on the travel industry. The impact of COVID-19 has drastically reduced travel demand in terms of consumer sentiment and their ability to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels. The COVID-19 pandemic has also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Our financial and operating results for the fourth quarter of the fiscal 2020 year were impacted by these conditions in the domestic and global economy and the travel industry, with the impact worsening toward the end of the quarter as India was put under lockdown with effect from March 25, 2020. Accordingly, our fiscal 2020 fourth quarter financial results reflect decreases in revenue in our air ticketing and hotels and packages segments and a slowdown in bus ticketing revenue growth.

As the impact from the COVID-19 pandemic worsened towards the end of the reported quarter, the Indian Government imposed a lockdown across the country. As travel came to a standstill under the lockdown, we also observed significant declines in our stock price and market capitalization. In the fourth quarter of fiscal year 2020, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017. This non-cash charge does not affect our long-term operating plans for the Goibibo brand or the way our management views our operating performance during the reported quarter. We plan to continue driving synergies across our portfolio of multiple brands on the path of disciplined and financially sustainable growth while making appropriate investments to drive online penetration in various travel segments to support the long-term growth of our company, including the Goibibo brand.

We currently expect the impact of the COVID-19 pandemic on our financial results to be greater in the first quarter of the fiscal 2021 year because India’s nationwide lockdown began on March 25, 2020 and most travel services were largely shutdown during April and May 2020. As a result, our results of operations for the first quarter of fiscal year 2021 will reflect the impact of the pandemic on the full quarter as compared to the partial impact reflected in our financial results for the quarter ended March 31, 2020. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects are highly uncertain and will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic and its impact on the travel industries and consumer spending more broadly. Even if economic and operating conditions for our business improve, we cannot predict the long-term effects of the pandemic on our business or the travel industries as a whole.

Beginning in April 2020, we have implemented various cost saving measures in response to current market conditions. These include compensation cuts of up to 100% of salary for our Group Executive Chairman and Group CEO, approximately 50% salary reductions for the rest of the senior management team and smaller reductions for the rest of our managerial positions. We have also significantly ramped down our outsourced teams at our call centers and our offline team managing corporate events. We are optimizing our IT infrastructure costs, our office costs and various other general and administrative expense. Apart from reductions in fixed costs, we are also reducing our variable costs including marketing and sales promotions and payment gateway costs. We have also cancelled all discretionary spends such as events, trainings and brand building. We expect most of these cost saving measures to remain in place at least through the beginning of the second quarter of the 2021 fiscal year. In light of our shift in focus away from offline sales channels as well as continuing effort to optimize fixed costs, we are also closing our company-owned offline retail stores in India.

We are cautiously optimistic of some recovery from the second quarter of the 2021 fiscal year as nationwide restrictions are gradually easing, including resumption of domestic flights from May 25, 2020 and various other travels services since June 8, 2020.

The following risk factor reflects our current and preliminary view on the impact of COVID-19 and related risks. This risk factor, as reviewed and updated, will be included in our forthcoming Annual Report on Form 20-F for the year ended March 31, 2020.

The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial condition, results of operations and cash flows.

An outbreak of a novel strain of coronavirus, COVID-19, was identified in Wuhan, China in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and the travel and tourism sector is one of the sectors that have been impacted most severely. In response to the COVID-19 pandemic, the government in India and governments in many countries and regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to drastically limit the time spent outside of their homes. The ability to travel has been curtailed by city, state and national border closures, mandated travel restrictions and limited operations of airlines and hotels. Many of our customers and suppliers, including hotels and airlines, have drastically curtailed their service offerings or ceased operations entirely. These measures are being continuously re-evaluated by the relevant authorities, and whether these measures are eased, continued or increased is outside of our control or ability to predict.

The measures implemented to contain the COVID-19 pandemic have had, and are currently expected to continue to have, a significant negative effect on our business, financial condition, results of operations and cash flows. In the fourth quarter of 2020, we have experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. We observed a significant decrease in supply of domestic transportation tickets and international air tickets in response to comprehensive containment measures in India and internationally regions. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million primarily related to our Goibibo business, which we had acquired in fiscal year 2017.

Beginning in April 2020, we have implemented various cost saving measures in response to current market conditions. These include compensation cuts of up to 100% of salary for our Group Executive Chairman and Group CEO, approximately 50% salary reductions for the rest of the senior management team and smaller reductions for the rest of our managerial positions. We have also significantly ramped down our outsourced teams at our call centers and our offline team managing corporate events. We are optimizing our IT infrastructure costs, our office costs and various other general and administrative expense. Apart from reductions in fixed costs, we are also reducing our variable costs including marketing and sales promotions and payment gateway costs. We have also cancelled all discretionary spends such as events, trainings and brand building. We expect most of these cost saving measures to remain in place at least through the beginning of the second quarter of the 2021 fiscal year. In light of our shift in focus away from offline sales channels as well as continuing effort to optimize fixed costs, we are also closing our company-owned offline retail stores in India.

Our business and the travel industry in general is particularly sensitive to reductions in personal and business-related discretionary spending levels. The COVID-19 pandemic could continue to impede global economic activity, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and prolonged unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead us, our suppliers or our competitors to reduce prices or offer incentives to attract travelers, despite already operating in a highly competitive industry. Such circumstances or developments could have a material adverse impact on our business, financial condition, results of operations and cash flows. We cannot reasonably estimate the impact of COVID-19 on our future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will likely continue to be significant for the foreseeable future.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2020 fourth quarter. As of March 31, 2020, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Fiscal 2020 Fourth Quarter Financial Results

Revenue. We generated revenue of $104.9 million in the quarter ended March 31, 2020, a decrease of 12.7% (9.8% in constant currency) over revenue of $120.2 million in the quarter ended March 31, 2019. Our Total Adjusted Revenue decreased by 16.0% (13.0% in constant currency) to $137.2 million in the quarter ended March 31, 2020 from $163.3 million in the quarter ended March 31, 2019, as a result of a decrease of 23.5% (20.7% in constant currency) in our Adjusted Revenue – air ticketing, a decrease of 14.9% (11.8% in constant currency) in our Adjusted Revenue – hotels and packages, and a decrease of 14.9% (11.7% in constant currency) in our Adjusted Revenue – others, partially offset by an increase of 8.0% (11.5% in constant currency) in our Adjusted Revenue – bus ticketing, each as further described below. Adjusted Revenue also includes promotion expenses of $58.2 million in the quarter ended March 31, 2020 and $81.4 million in the quarter ended March 31, 2019, recorded as a reduction of revenue. The decrease in Revenue and Total Adjusted Revenue was primarily due to the impact of the COVID-19 pandemic (as further discussed herein), including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

For further information on this non-IFRS financial measure, see — “About Non-IFRS Financial Measures” elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2019	2020	2019	2020	2019	2020	2019		2020		2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	41,693	35,845	58,182	47,538	12,139	14,694	8,163		6,869		120,177		104,946
Add: Promotion expenses recorded as a reduction of revenue	21,055	12,055	55,590	41,913	4,453	3,815	319		415		81,417		58,198
	62,748	47,900	113,772	89,451	16,592	18,509	8,482		7,284		201,594		163,144
Less: Service cost as per IFRS	274	105	36,916	24,074	1,016	1,687	39	(1)	97	(1)	38,245	(1)	25,963	(1)
Adjusted Revenue	62,474	47,795	76,856	65,377	15,576	16,822	8,443		7,187		163,349		137,181

__________________

(1)

Loyalty program costs amounting to $1.4 million have been excluded from service cost (three months ended March 31, 2019: $0.5 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business decreased by 14.0% (11.1% in constant currency) to $35.8 million in the quarter ended March 31, 2020 from $41.7 million in the quarter ended March 31, 2019. Adjusted Revenue from our air ticketing business decreased by 23.5% (20.7% in constant currency) to $47.8 million in the quarter ended March 31, 2020, from $62.5 million in the quarter ended March 31, 2019. Adjusted Revenue – air ticketing includes promotion expenses of $12.1 million in the quarter ended March 31, 2020 and $21.1 million in the quarter ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. This decrease in Adjusted Revenue - air ticketing was due to a decrease in gross bookings of 17.6% (14.6% in constant currency) primarily driven by a 15.4% decrease in the number of air ticketing flight segments year over year, primarily due to the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 6.9% in the quarter ended March 31, 2020 compared to 7.4% in the quarter ended March 31, 2019, and 7.2% in the quarter ended December 31, 2019. The marginal decline in Adjusted Revenue Margin was primarily attributable to less supplier incentives earned, caused by the decline in air travel demand due to COVID-19.

Hotels and Packages. Revenue from our hotels and packages business decreased by 18.3% (15.7% in constant currency) to $47.5 million in the quarter ended March 31, 2020, from $58.2 million in the quarter ended March 31, 2019. Our Adjusted Revenue – hotels and packages decreased by 14.9% (11.8% in constant currency) to $65.4 million in the quarter ended March 31, 2020 from $76.9 million in the quarter ended March 31, 2019. Adjusted Revenue - hotels and packages includes promotion expenses of $41.9 million in the quarter ended March 31, 2020 and $55.6 million in the quarter ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings decreased by 6.6% (3.2% in constant currency) primarily driven by a 0.6% decrease in the number of hotel-room nights year over year primarily due to the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Revenue margin in the quarter ended March 31, 2020 was 20.6% as compared to 22.5% in the quarter ended December 31, 2019 and 22.7% in the quarter ended March 31, 2019. The decrease in Adjusted Revenue margin was primarily due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.0% (24.8% in constant currency) to $14.7 million in the quarter ended March 31, 2020, from $12.1 million in the quarter ended March 31, 2019. Adjusted Revenue from our bus ticketing business increased by 8.0% (11.5% in constant currency) to $16.8 million in the quarter ended March 31, 2020 from $15.6 million in the quarter ended March 31, 2019. Adjusted Revenue – bus ticketing includes promotion expenses of $3.8 million in the quarter ended March 31, 2020 and $4.5 million in the quarter ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 1.8% (5.1% in constant currency) driven by a 8.6% increase in the number of bus tickets travelled year over year, which reflects the continued offline to online shift within this travel segment, partially offset by the impact of COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Revenue margin was 8.5% in the quarter ended March 31, 2020, which remained at the similar level of 8.6% in the quarter ended December 31, 2019, but increased from 8.0% in the quarter ended March 31 2019.

Other Revenue. Other revenue decreased by 15.9% (12.7% in constant currency) to $6.9 million in the quarter ended March 31, 2020, from $8.2 million in the quarter ended March 31, 2019. Our Adjusted Revenue – others has decreased to $7.2 million in the quarter ended March 31, 2020 from $8.4 million in the quarter ended March 31, 2019. This was primarily due to lower insurance income, partially offset by higher advertisement income and other ancillary revenues in the quarter ended March 31, 2020. Our Other Revenue and Adjusted Revenue – others for the quarter ended March 31, 2020 reflects the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Adjusted Revenue – others includes promotion expenses of $0.4 million in the quarter ended March 31, 2020 and $0.3 million in the quarter ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses increased by 22.1% to $34.5 million in the quarter ended March 31, 2020 from $28.2 million in the quarter ended March 31, 2019. The increase reflects annual wage increases implemented in earlier quarters of fiscal year 2020. Excluding employee share-based compensation costs for the fourth quarter of both fiscal years 2020 and 2019, personnel expenses as a percentage of Adjusted Revenue increased by 3.6%, reflecting the decline in Adjusted Revenue and annual wage increases described above.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 35.2% to $27.0 million in the quarter ended March 31, 2020 from $41.7 million in the quarter ended March 31, 2019. Including promotion expenses of $59.6 million in the quarter ended March 31, 2020 and $81.9 million in the quarter ended March 31, 2019 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses decreased by 29.9% year over year to $86.6 million. The decrease in marketing and sales promotion expense reflects our gradual reduction in marketing and sales promotion activities as well as the impact of our significant curtailment of these variable costs due to the impact of the COVID-19 pandemic. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, totaled $86.6 million (63.1% of Total Adjusted Revenue) in the quarter ended March 31, 2020 as compared to $123.6 million (75.6% of Total Adjusted Revenue) in the quarter ended March 31, 2019. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the three months ended March 31
	2019	2020
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	41,700	27,029
Promotion expenses recorded as a reduction of revenue	81,417	58,198
Certain loyalty program costs related to Others revenue	436	1,427

Other Operating Expenses. Other operating expenses increased by 84.2% to $65.8 million in the quarter ended March 31, 2020 from $35.7 million in the quarter ended March 31, 2019, primarily due to a one-time provision for litigations of $30.8 million in the quarter ended March 2020 for a dispute related to a prior acquisition, partially offset by decrease in payment gateway charges on account of less bookings due to lower travel demand due to COVID-19 in the month of March 2020.

Depreciation and amortization. Our depreciation and amortization expenses were $8.5 million in the quarter ended March 31, 2020 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded as right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the quarter ended March 31, 2020. Depreciation and amortization expense in the quarter ended March 31, 2019 was $6.9 million.

Impairment of goodwill. Our goodwill impairment charge was $272.2 million in the quarter ended March 31, 2020. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017. Goodwill impairment charge in the quarter ended March 31, 2019 was Nil.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $330.3 million in the quarter ended March 31, 2020 as compared to a loss of $31.0 million in the quarter ended March 31, 2019. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2020 and 2019 and impairment of goodwill and provision for litigations in the fourth quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $10.3 million in the quarter ended March 31, 2020 as compared with Adjusted Operating Loss of $18.4 million in the quarter ended March 31, 2019. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $8.4 million in the quarter ended March 31, 2020 as compared to net finance income of $0.2 million in the quarter ended March 31, 2019, primarily due to the net foreign exchange loss in quarter ended March 31, 2020 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as compared to December 31, 2019.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2020 was $338.6 million as compared to a loss of $40.4 million in the quarter ended March 31, 2019. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for the fourth quarter of both fiscal years 2020 and 2019, and impairment of goodwill, net change in value of financial liability in business combination and provision for litigations in the fourth quarter of fiscal year 2020 and impairment in respect of an equity-accounted investee in the fourth quarter of fiscal year 2019, we would have recorded an Adjusted Net Loss of $18.3 million in the quarter ended March 31, 2020, as compared to Adjusted Net Loss of $18.3 million in the quarter ended March 31, 2019. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $3.20 for the quarter ended March 31, 2020 as compared to diluted loss per share of $0.39 in the quarter ended March 31, 2019. After adjusting for the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for the fourth quarter of both fiscal years 2020 and 2019, and impairment of goodwill, net change in value of financial liability in business combination and provision for litigations in the fourth quarter of fiscal year 2020 and impairment in respect of an equity-accounted investee in the fourth quarter of fiscal year 2019, Adjusted Diluted Loss per share would have been $0.17 in the quarter ended March 31, 2020 as compared to Adjusted Diluted Loss per share of $0.18 in the quarter ended March 31, 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Fiscal 2020 Full Year Financial Results

Revenue. We generated revenue of $511.5 million in the year ended March 31, 2020, an increase of 5.3% (6.6% in constant currency) over revenue of $486.0 million in the year ended March 31, 2019. Our Total Adjusted Revenue increased by 7.4% (8.9% in constant currency) to $723.4 million in the year ended March 31, 2020 from $673.4 million in the year ended March 31, 2019, as a result of an increase of 6.6% (8.2% in constant currency) in our Adjusted Revenue – air ticketing, an increase of 2.4% (3.9% in constant currency) in our Adjusted Revenue – hotels and packages, an increase of 28.6% (30.5% in constant currency) in our Adjusted Revenue – bus ticketing and an increase of 31.6% (33.3% in constant currency) in our Adjusted Revenue – others, each as further described below. Adjusted Revenue also includes promotion expenses of $361.2 million in the year ended March 31, 2020 and $358.4 million in the year ended March 31, 2019, recorded as a reduction of revenue. Our Revenue and Total Adjusted Revenue for the year ended March 31, 2020 reflects increases in revenue in each of our business segments during the first three quarters of fiscal year 2020, which were partially offset by the impact of the COVID-19 pandemic in the quarter ended March 31, 2020, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020.

For further information on this non-IFRS financial measure, see — “About Non-IFRS Financial Measures” elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2019	2020	2019	2020	2019	2020	2019		2020		2019		2020
Revenue as per IFRS	166,714	174,361	237,524	235,814	53,745	65,009	28,028		36,345		486,011		511,529
Add: Promotion expenses recorded as a reduction of revenue	68,632	75,779	274,915	265,706	13,950	17,688	861		1,985		358,358		361,158
	235,346	250,140	512,439	501,520	67,695	82,697	28,889		38,330		844,369		872,687
Less: Service cost as per IFRS	1,193	420	160,824	141,404	8,870	7,060	58	(1)	383	(1)	170,945	(1)	149,267	(1)
Adjusted Revenue	234,153	249,720	351,615	360,116	58,825	75,637	28,831		37,947		673,424		723,420

___________________

(1)

Loyalty program costs amounting to $5.1 million have been excluded from service cost (year ended March 31, 2019: $2.5 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business increased by 4.6% (6.1% in constant currency) to $174.4 million in the year ended March 31, 2020 from $166.7 million in the year ended March 31, 2019. Adjusted Revenue from our air ticketing business increased by 6.6% (8.2% in constant currency) to $249.7 million in the year ended March 31, 2020, from $234.2 million in the year ended March 31, 2019. Adjusted Revenue – air ticketing includes promotion expenses of $75.8 million in the year ended March 31, 2020 and $68.6 million in the year ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. The increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 11.4% (13.0% in constant currency) primarily driven by a 6.5% increase in the number of air ticketing flight segments year over year, mainly driven by growth in our outbound air ticketing business, partially offset by a decrease in gross booking in the quarter ended March 31, 2020 due to the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) slightly declined to 7.0% in the year ended March 31, 2020 as compared to 7.3% in the year ended March 31, 2019 primarily due to the decline in air travel demand due to COVID-19 in the quarter ended March 31, 2020.

Hotels and Packages. Revenue from our hotels and packages business decreased by 0.7% (increased by 0.3% in constant currency) to $235.8 million in the year ended March 31, 2020, from $237.5 million in the year ended March 31, 2019. Our Adjusted Revenue – hotels and packages increased by 2.4% (3.9% in constant currency) to $360.1 million in the year ended March 31, 2020 from $351.6 million in the year ended March 31, 2019. Adjusted Revenue - hotels and packages includes promotion expenses of $265.7 million in the year ended March 31, 2020 and $274.9 million in the year ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. The marginal decrease in revenue from our hotels and packages business is primarily due to the impact of the COVID-19 pandemic in the quarter ended March 31, 2020, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Gross bookings increased by 7.3% (8.8% in constant currency) driven by 11.4% increase in the number of hotel- room nights year over year, partially offset by a decrease in gross bookings in the quarter ended March 31, 2020 due to the impact of the COVID-19 pandemic. Our Adjusted Revenue margin was 22.1% in the year ended March 31, 2020 and 23.2% in the year ended March 31, 2019. The decrease in Adjusted Revenue margin was primarily due to a decrease in margins from our suppliers in line with a shift in our pricing strategy in the hotels and packages business.

Bus Ticketing. Revenue from our bus ticketing business increased by 21.0% (22.7% in constant currency) to $65.0 million in the year ended March 31, 2020, from $53.7 million in the year ended March 31, 2019. Adjusted Revenue from our bus ticketing business increased by 28.6% (30.5% in constant currency) to $75.6 million in the year ended March 31, 2020 from $58.8 million in the year ended March 31, 2019. Adjusted Revenue – bus ticketing includes promotion expenses of $17.7 million in the year ended March 31, 2020 and $14.0 million in the year ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 23.7% (25.5 % in constant currency) driven by a 27.9% increase in the number of bus tickets travelled year over year, which reflects the continued offline to online shift within this travel segment, partially offset by the impact of COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Our Adjusted Revenue margin of 8.5% in the year ended March 31, 2020 remained at 8.2% in the year ended March 31, 2019.

Other Revenue. Other revenue increased by 29.7% (31.4% in constant currency) to $36.3 million in the year ended March 31, 2020, from $28.0 million in the year ended March 31, 2019. Our Adjusted Revenue – others has increased to $37.9 million in the year ended March 31, 2020 from $28.8 million in the year ended March 31, 2019. This was primarily due to higher revenues from advertisement income and other ancillary revenues in the year ended March 31, 2020, partially offset by the impact of the COVID-19 pandemic, including lower travel demand beginning in March 2020 and travel restrictions and nationwide lockdown orders implemented in India in March 2020. Adjusted Revenue – others includes promotion expenses of $2.0 million in the year ended March 31, 2020 and $0.9 million in the year ended March 31, 2019, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses increased by 14.3% to $129.8 million in the year ended March 31, 2020 from $113.6 million in the year ended March 31, 2019. This increase was primarily due to an annual increase in wages and one-time accelerated personnel cost of $2.5 million in second quarter of fiscal year 2020 due to the amendment of the share purchase agreement related to a prior acquisition. Excluding employee share-based compensation costs for both fiscal years 2020 and 2019, and one-time accelerated personnel cost as explained above in fiscal year 2020, personnel expenses as a percentage of Adjusted Revenue increased by 0.9%, reflecting that our annual increase in wages generally kept pace with the growth of our business after taking into account the impact of the COVID-19 pandemic on our Adjusted Revenue for the quarter ended March 31, 2020.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 13.3% to $166.6 million in the year ended March 31, 2020 from $192.1 million in the year ended March 31, 2019. Including promotion expenses of $366.2 million in the year ended March 31, 2020 and $360.8 million in the year ended March 31, 2019 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses decreased by 3.6% year over year to $532.8 million. The decrease in marketing and sales promotion expense reflects our gradual reduction in marketing and sales promotion activities as well as the impact of our significant curtailment of these variable costs due to the impact of the COVID-19 pandemic. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, totaled $532.8 million (73.7% of Total Adjusted Revenue) in the year ended March 31, 2020 as compared to $552.9 million (82.1% of Total Adjusted Revenue) in the year ended March 31, 2019. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the year ended March 31
	2019	2020
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	192,080	166,603
Promotion expenses recorded as a reduction of revenue	358,358	361,158
Certain loyalty program costs related to Others revenue	2,467	5,053

Other Operating Expenses. Other operating expenses increased by 39.1% to $185.4 million in the year ended March 31, 2020 from $133.3 million in the year ended March 31, 2019, primarily due to a one-time provision for litigations of $30.8 million for a dispute related to a prior acquisition and due to an increase in payment gateway charges, website hosting charges and outsourcing fees in line with the growth in our business in the first three quarters of the fiscal 2020 year, partially offset by a decrease in payment gateway charges on account of less bookings due to lower travel demand due to COVID-19 in the month of March 2020. Other operating expenses for the year ended March 31, 2020 also include merger and acquisition related expenses of $0.9 million, comprising legal and professional expenses and certain non-routine transactions, whether or not consummated.

Depreciation and amortization. Our depreciation and amortization expenses were $33.7 million in the year ended March 31, 2020 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the year ended March 31, 2020. Depreciation and amortization expense in the year ended March 31, 2019 was $26.8 million.

Impairment of goodwill. Our goodwill impairment charge was $272.2 million in the year ended March 31, 2020. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry and our stock price and market capitalization, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to $272.2 million, primarily related to our Goibibo business, which we had acquired in fiscal year 2017. Goodwill impairment charge in the year ended March 31, 2019 was Nil.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $429.4 million in the year ended March 31, 2020 as compared to a loss of $152.9 million in the year ended March 31, 2019. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both fiscal years 2020 and 2019 and impairment of goodwill, gain on disposal of an equity-accounted investee, merger and acquisitions related expenses and provision for litigations for year ended March 31, 2020, we would have recorded an Adjusted Operating Loss of $69.9 million in the year ended March 31, 2020 as compared with Adjusted Operating Loss of $98.8 million in the year ended March 31, 2019. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Net Finance Cost. Our net finance cost was $18.1 million in the year ended March 31, 2020 as compared to net finance cost of $4.9 million in the year ended March 31, 2019, primarily due to the net foreign exchange loss in year ended March 31, 2020 mainly as a result of depreciation of the Indian Rupee against the U.S. dollar as compared to March 31, 2019.

Loss for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2020 was $447.5 million as compared to a loss of $167.9 million in the year ended March 31, 2019. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for both fiscal years 2020 and 2019, and impairment of goodwill, gain on disposal of an equity-accounted investee, merger and acquisitions related expenses, net change in value of financial liability in business combination and provision for litigations in the year ended March 31, 2020 and impairment in respect of an equity-accounted investee in the year ended March 31, 2019, we would have recorded an Adjusted Net Loss of $86.5 million in the year ended March 31, 2020, as compared to Adjusted Net Loss of $103.7 million in the year ended March 31, 2019. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the year”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $4.26 for the year ended March 31, 2020 as compared to diluted loss per share of $1.61 in the year ended March 31, 2019. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for both fiscal years 2020 and 2019, and impairment of goodwill, gain on disposal of an equity-accounted investee, merger and acquisitions related expenses, net change in value of financial liability in business combination and provision for litigations in the year ended March 31, 2020 and impairment in respect of an equity-accounted investee in the year ended March 31, 2019, Adjusted Diluted Loss per share would have been $0.82 in the year ended March 31, 2020 as compared to Adjusted Diluted Loss per share of $1.00 in the year ended March 31, 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Non-IFRS Financial Measures” elsewhere in this release.

Liquidity. As at March 31, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was $167.9 million. Further, the Indian operating businesses have additionally tied-up for working capital and guarantee facilities from an Indian bank of approximately $25 million to bolster availability of funds in the short term to meet any contingencies during the COVID-19 pandemic.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter and year ended March 31, 2020 beginning at 8:30 AM EDT on June 26, 2020. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 8519866. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 8519866. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, impairment of goodwill, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss (profit) of equity-accounted investees, gain on disposal of an equity-accounted investee, net change in value of financial liability in business combination, merger and acquisitions related expenses, income tax expense (benefit) and provision for litigations) provide investors and analysts a representation of the Company’s operating results.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 23, 2019, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also give rise to or aggravate these risk factors, which in turn could materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 77,000 domestic accommodation properties in India and more than 700,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2019	As at March 31, 2020
Assets
Property, plant and equipment	13,499	35,997
Intangible assets and goodwill	1,068,876	721,990
Trade and other receivables, net	2,267	2,658
Investment in equity-accounted investees	5,244	5,363
Other investments	5,662	3,683
Term deposits	139	207
Non-current tax assets	31,681	34,160
Other non-current assets	2,273	131
Total non-current assets	1,129,641	804,189
Inventories	606	36
Contract assets	313	—
Current tax assets	1,415	4,447
Trade and other receivables, net	53,195	53,407
Term deposits	133,994	37,823
Other current assets	73,132	53,428
Cash and cash equivalents	177,990	129,881
Total current assets	440,645	279,022
Total assets	1,570,286	1,083,211
Equity
Share capital	52	52
Share premium	1,977,318	1,985,555
Reserves	634	(1,345)
Accumulated deficit	(682,054)	(1,147,597)
Share based payment reserve	102,427	135,738
Foreign currency translation reserve	(41,202)	(114,166)
Total equity attributable to equity holders of the Company	1,357,175	858,237
Non-controlling interests	193	4,055
Total equity	1,357,368	862,292
Liabilities
Loans and borrowings	474	21,613
Employee benefits	4,789	6,335
Contract liabilities	84	1,548
Deferred tax liabilities, net	601	1,777
Other non-current liabilities	2,400	9,775
Total non-current liabilities	8,348	41,048
Loans and borrowings	233	3,971
Trade and other payables	110,970	70,747
Contract liabilities	70,251	33,364
Other current liabilities	23,116	40,989
Provisions	—	30,800
Total current liabilities	204,570	179,871
Total liabilities	212,918	220,919
Total equity and liabilities	1,570,286	1,083,211

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2019	2020	2019	2020
Revenue
Air ticketing	41,693	35,845	166,714	174,361
Hotels and packages	58,182	47,538	237,524	235,814
Bus ticketing	12,139	14,694	53,745	65,009
Other revenue	8,163	6,869	28,028	36,345
Total revenue	120,177	104,946	486,011	511,529
Other income	68	95	220	1,063
Service cost
Procurement cost of hotels and packages services	36,916	24,074	160,824	141,404
Other cost of providing services	1,765	3,316	12,588	12,916
Personnel expenses	28,216	34,456	113,567	129,836
Marketing and sales promotion expenses	41,700	27,029	192,080	166,603
Other operating expenses	35,726	65,793	133,295	185,401
Depreciation and amortization	6,903	8,471	26,817	33,682
Impairment of goodwill	—	272,160	—	272,160
Result from operating activities	(30,981)	(330,258)	(152,940)	(429,410)
Finance income	1,552	550	6,459	3,362
Finance costs	1,398	8,954	11,329	21,433
Net finance income (costs)	154	(8,404)	(4,870)	(18,071)
Impairment in respect of an equity accounted investee	(9,926)	—	(9,926)	—
Share of loss of equity-accounted investees	(186)	(64)	(887)	(65)
Loss before tax	(40,939)	(338,726)	(168,623)	(447,546)
Income tax benefit (expense)	546	115	740	29
Loss for the period	(40,393)	(338,611)	(167,883)	(447,517)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	(327)	(77)	(585)	(346)
Equity instruments at FVOCI - net change in fair value	(135)	(2,569)	(508)	(1,979)
	(462)	(2,646)	(1,093)	(2,325)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	541	(47,035)	(72,919)	(73,252)
Other comprehensive income (loss) for the period, net of tax	79	(49,681)	(74,012)	(75,577)
Total comprehensive loss for the period	(40,314)	(388,292)	(241,895)	(523,094)
Profit (Loss) attributable to:
Owners of the Company	(40,467)	(338,757)	(167,759)	(447,781)
Non-controlling interests	74	146	(124)	264
Profit (Loss) for the period	(40,393)	(338,611)	(167,883)	(447,517)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(40,390)	(388,218)	(241,759)	(523,048)
Non-controlling interests	76	(74)	(136)	(46)
Total comprehensive Income (loss) for the period	(40,314)	(388,292)	(241,895)	(523,094)
Loss per share (in USD)
Basic	(0.39)	(3.20)	(1.61)	(4.26)
Diluted	(0.39)	(3.20)	(1.61)	(4.26)
Weighted average number of shares (including Class B Shares)
Basic	104,385,826	105,776,025	103,989,421	105,190,507
Diluted	104,385,826	105,776,025	103,989,421	105,190,507

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	(447,781)	—	—	(447,781)	264	(447,517)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(72,964)	(72,964)	(288)	(73,252)
Equity instruments at FVOCI - net change in fair value	—	—	(1,979)	—	—	—	(1,979)	—	(1,979)
Remeasurement of defined benefit liability	—	—	—	(324)	—	—	(324)	(22)	(346)
Total other comprehensive income (loss)	—	—	(1,979)	(324)	—	(72,964)	(75,267)	(310)	(75,577)
Total comprehensive income (loss) for the year	—	—	(1,979)	(448,105)	—	(72,964)	(523,048)	(46)	(523,094)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	41,648	—	41,648	—	41,648
Issue of ordinary shares on exercise of share based awards	—	8,237	—	—	(8,237)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	290	(100)	—	190	(190)	—
Total contributions by owners	—	8,237	—	290	33,311	—	41,838	(190)	41,648
Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	(14,550)	—	—	(14,550)	—	(14,550)
Acquisition of non-controlling interest	—	—	—	(3,178)	—	—	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	(17,728)	—	—	(17,728)	4,098	(13,630)
Total transactions with owners	—	8,237	—	(17,438)	33,311	—	24,110	3,908	28,018
Balance as at March 31, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2019	2020
Loss for the year	(167,883)	(447,517)
Adjustments for non-cash items	81,740	395,699
Change in working capital	7,216	(60,915)
Net cash generated from (used in) operating activities	(78,927)	(112,733)
Net cash generated from (used in) investing activities	70,011	73,833
Net cash generated from (used in) financing activities	(335)	(10,988)
Increase (decrease) in cash and cash equivalents	(9,251)	(49,888)
Cash and cash equivalents at beginning of the year	187,647	177,990
Effect of exchange rate fluctuations on cash held	(406)	1,779
Cash and cash equivalents at end of the year	177,990	129,881

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2019	2020	2019	2020	2019	2020	2019		2020		2019		2020
Revenue as per IFRS	41,693	35,845	58,182	47,538	12,139	14,694	8,163		6,869		120,177		104,946
Add: Promotion expenses recorded as a reduction of revenue	21,055	12,055	55,590	41,913	4,453	3,815	319		415		81,417		58,198
	62,748	47,900	113,772	89,451	16,592	18,509	8,482		7,284		201,594		163,144
Less: Service cost as per IFRS	274	105	36,916	24,074	1,016	1,687	39	(1)	97	(1)	38,245	(1)	25,963	(1)
Adjusted Revenue	62,474	47,795	76,856	65,377	15,576	16,822	8,443		7,187		163,349		137,181

(1)

Loyalty program costs amounting to $1.4 million have been excluded from service cost for the three months ended March 31, 2020 (three months ended March 31, 2019: $0.5 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2019	2020	2019	2020	2019	2020	2019		2020		2019		2020

Revenue as per IFRS	166,714	174,361	237,524	235,814	53,745	65,009	28,028		36,345		486,011		511,529
Add: Promotion expenses recorded as a reduction of revenue	68,632	75,779	274,915	265,706	13,950	17,688	861		1,985		358,358		361,158
	235,346	250,140	512,439	501,520	67,695	82,697	28,889		38,330		844,369		872,687
Less: Service cost as per IFRS	1,193	420	160,824	141,404	8,870	7,060	58	(2)	383	(2)	170,945	(2)	149,267	(2)
Adjusted Revenue	234,153	249,720	351,615	360,116	58,825	75,637	28,831		37,947		673,424		723,420

____________

(2)

Loyalty program costs amounting to $5.1 million have been excluded from service cost for the year ended March 31, 2020 (year ended March 31, 2019: $2.5 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2019	2020	2019	2020
Results from operating activities as per IFRS	(30,981)	(330,258)	(152,940)	(429,410)
Add: Employee share-based compensation costs	8,997	13,370	40,033	41,631
Add: Impairment of goodwill	—	272,160	—	272,160
Less: Gain on disposal of an equity-accounted investee	—	—	—	(700)
Add: Acquisition related intangibles amortization	3,557	3,613	14,118	14,724
Add: Merger and acquisitions related expenses	—	—	—	936
Add: Provision for litigations	—	30,800	—	30,800
Adjusted Operating Profit (Loss)	(18,427)	(10,315)	(98,789)	(69,859)

Reconciliation of Adjusted Net Loss	For the three months ended March 31		For the year ended March 31
(Unaudited)	2019	2020	2019	2020
Profit (Loss) for the period as per IFRS	(40,393)	(338,611)	(167,883)	(447,517)
Add: Employee share-based compensation costs	8,997	13,370	40,033	41,631
Add: Impairment of goodwill	—	272,160	—	272,160
Less: Gain on disposal of an equity-accounted investee	—	—	—	(700)
Add: Acquisition related intangibles amortization	3,557	3,613	14,118	14,724
Add: Merger and acquisitions related expenses	—	—	—	936
Add: Provision for litigations	—	30,800	—	30,800
Add (Less): Share of (profit) loss of equity-accounted investees	186	64	887	65
Add: Impairment in respect of an equity-accounted investee	9,926	—	9,926	—
Add: Net change in value of financial liability in business combination	—	377	—	1,421
Add (Less): Income tax (benefit) expense	(546)	(115)	(740)	(29)
Adjusted Net Loss	(18,273)	(18,342)	(103,659)	(86,509)
Adjusted Earnings (Loss) per share
Diluted	(0.18)	(0.17)	(1.00)	(0.82)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2019	2020	2019	2020
Diluted Earnings (Loss) per share for the period as per IFRS	(0.39)	(3.20)	(1.61)	(4.26)
Add: Employee share-based compensation costs	0.08	0.14	0.37	0.40
Add: Impairment of goodwill	—	2.57	—	2.60
Less: Gain on disposal of an equity-accounted investee	—	—	—	(0.01)
Add: Acquisition related intangibles amortization	0.03	0.03	0.14	0.14
Add: Merger and acquisitions related expenses	—	—	—	0.01
Add: Provision for litigations	—	0.29	—	0.29
Add (Less): Share of (profit) loss of equity-accounted investees	*	*	0.01	*
Add: Impairment in respect of an equity-accounted investee	0.10	—	0.10	—
Add: Net change in value of financial liability in business combination	—	*	—	0.01
Add (Less): Income tax (benefit) expense	*	*	(0.01)	*
Adjusted Diluted Earnings (Loss) per share	(0.18)	(0.17)	(1.00)	(0.82)

* Less than $0.01.

(Unaudited)	For the three months ended March 31, 2020
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	-14.0%	-18.3%	21.0%	-15.9%	-12.7%	-23.5%	-14.9%	8.0%	-14.9%	-16.0%
Impact of Foreign Currency Translation	2.9%	2.6%	3.8%	3.2%	2.9%	2.8%	3.1%	3.5%	3.2%	3.0%
Constant Currency Growth	-11.1%	-15.7%	24.8%	-12.7%	-9.8%	-20.7%	-11.8%	11.5%	-11.7%	-13.0%

(Unaudited)	For the year ended March 31, 2020
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	4.6%	-0.7%	21.0%	29.7%	5.3%	6.6%	2.4%	28.6%	31.6%	7.4%
Impact of Foreign Currency Translation	1.5%	1.0%	1.7%	1.7%	1.3%	1.6%	1.5%	1.9%	1.7%	1.5%
Constant Currency Growth	6.1%	0.3%	22.7%	31.4%	6.6%	8.2%	3.9%	30.5%	33.3%	8.9%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31,		For the year ended March 31,
	2019	2020	2019	2020
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments	10,205	8,637	39,485	42,054
Hotels and Packages – Room nights	6,141	6,107	26,611	29,647
Standalone Hotels Online – Room nights	5,993	5,983	25,911	29,043
Bus Ticketing – Travelled tickets	17,111	18,582	61,464	78,582
Adjusted Revenue
Air Ticketing	$62,474	$47,795	$234,153	$249,720
Hotels and Packages	76,856	65,377	351,615	360,116
Bus Ticketing	15,576	16,822	58,825	75,637
Others	8,443	7,187	28,831	37,947
	$163,349	$137,181	$673,424	$723,420
Gross Bookings
Air Ticketing	$839,561	$692,112	$3,214,545	$3,581,267
Hotels and Packages	338,966	316,723	1,515,464	1,626,732
Bus Ticketing	194,282	197,842	716,135	885,736
	$1,372,809	$1,206,677	$5,446,144	$6,093,735
Adjusted Revenue Margin
Air Ticketing	7.4%	6.9%	7.3%	7.0%
Hotels and Packages	22.7%	20.6%	23.2%	22.1%
Bus Ticketing	8.0%	8.5%	8.2%	8.5%